U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-34661

DEHAIER MEDICAL SYSTEMS LIMITED

Dehaier Medical Systems Limited

Room 501, 83 Fuxing Road

Haidian District, Beijing 100856

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On December 1, 2015, the Board of Directors of the Registrant received a nonbinding indication of an intention to invest in the Registrant by Hangzhou Liaison Interactive Information Technology Co. Ltd., a publicly listed company on the Shenzhen Stock Exchange (“Liaison Interactive”). Liaison Interactive proposes to make an equity investment in the Registrant in an aggregate amount of US$20 million, subscribing for 10 million newly issued common shares of the Registrant for $2.00 per share. The Board of Directors of the Registrant is currently evaluating the terms of the proposed investment. In connection with the nonbinding indication, Hangzhou Liaison published a press release in Chinese, which may be found at the following link: http://www.cninfo.com.cn/finalpage/2015-12-02/1201802187.PDF. The Registrant will provide an English translation of the press release when it is available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEHAIER MEDICAL SYSTEMS LIMITED

December 1, 2015	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer